Exhibit 99.81

VILLAGE FARMS INTERNATIONAL REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS/PURE SUNFARMS RAPIDLY EXPANDING CANNABIS PRODUCTION

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES/

VANCOUVER, August 14, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced its financial results for the second quarter ended June 30, 2018.

(All amounts in U.S. Dollars unless otherwise indicated.)

Highlights for the Second Quarter Ended June 30, 2018

(All comparable figures are for the second quarter ended June 30, 2017)

•	Sales of US$42.0 million, a decrease of (8%) from US$45.5 million;

•	Net loss was US($2.3) million, or US($0.05) per share, compared with net income of US$4.3 million, or US$0.11 per share;

•	EBITDA of US($1.3) million, compared with US$1.3 million,

•

Closed a private placement of 1,886,793 common shares of the Company at a price of CAD$5.30 per common share for total gross proceeds of approximately CAD$10,000,000, the net proceeds of which will be used to contribute capital to Pure Sunfarms Corp., the Company’s 50% owned joint venture for large-scale, low-cost, high quality cannabis production in Canada, as it continues conversion of, and ramps up commercial production at, its 1.1 million square foot Delta 3 greenhouse, as well as for general working capital purposes; and,

•	Extended its exclusive produce distribution agreement with Leamington, Ontario-based Great Northern Hydroponics, for an additional three years.

Highlights for Village Farms’ Cannabis Joint Venture, Pure Sunfarms

•

Since May of this year, Pure Sunfarms has received from Health Canada two successive amendments to the cultivation license for its Delta 3 greenhouse, enabling it to expand its cannabis production area to 225,000 square feet of the 1.1-million square foot facility. The entire 225,000 square feet is in production and Pure Sunfarms expects to have the entire 1.1 million square foot Delta 3 facility converted for cannabis production by the end of this year, with the majority of that in production, and to be in production on the entire 1.1 million square feet in the first quarter of 2019.

•

On July 30, 2018, Pure Sunfarms received its cannabis sales license from Health Canada, permitting it to immediately begin selling product from its expanding inventory of high-quality dried cannabis, The sales license positions Pure Sunfarms to secure additional supply agreements with other licensed producers, as well as with provincial government distributors for the imminent legal adult-use marketplace. Pure Sunfarms has since completed its first sale of cannabis.

“Less than 12 months after submitting its application for a cultivation license, Pure Sunfarms is growing, harvesting, and, now, selling high-quality cannabis, as demand for product increases ahead of imminent adult-use legalization on October 17,” said Michael DeGiglio, CEO, Village Farms. “Pure Sunfarms has completed multiple harvests and both quality and yield are exceeding expectations. The Delta 3 greenhouse, optimized for efficient, continual year-round production, is operating as designed. Everyday, the operation is benefitting from the deep experience of the growing team, the existing skilled labour force and the specific knowledge and advantage that comes with having operated this large-scale greenhouse for two decades. With each new flower room planted out, with each harvest, I am more confident in Pure Sunfarms’ ability to become a premier, vertically integrated supplier to the Canadian cannabis market, with the advantage of being the low-cost producer.”

Mr. DeGiglio added, “Pure Sunfarms is on firmly track to begin generating positive cash flow for Village Farms as early as the first quarter of 2019. We are proud to be able to drive what we believe will be meaningful, long-term value for our shareholders with minimal capital investment, minimal dilution and using only our existing internal management team and staff at Village Farms to support our investment.”

Mr. DeGiglio added, “In our incumbent produce business, as expected we saw lower production volumes, as we have not yet fully replaced the capacity from the transfer of the Delta 3 facility to Pure Sunfarms due to the transition of new Mexican partner grower who is continuously expanding their acreage through 2020. Our 2018 U.S. production is lower than 2018 due to several factors, including planned maintenance at our Monahans facility, record temperatures in Texas, and weather-related damage to a portion of one of our facilities. Profitability this year continues to be impacted by significantly higher freight costs of $0.8m, as the entire U.S. economy struggles with limited trucking capacity in the wake of new regulations. Our produce business continues to focus on maximizing margins through exclusive, higher-margin varieties and low-cost production as we provide the highest quality and safest produce to the leading grocers across the U.S. and Canada. I am very pleased that we have extended our exclusive distribution agreement with Great Northern Hydroponics, an Ontario-based, world-class grower of premium produce, for another three years.”

Financial Summary

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Sales	$42,039	$45,530	$71,529	$76,807
Cost of sales	(41,150)	(42,805)	(67,053)	(70,125)
Selling, general and administrative expenses	(3,688)	(3,425)	(7,045)	(6,608)
Stock compensation expense	(138)	(428)	(256)	(469)
Change in biological asset (1)	856	(701)	197	(1,346)
(Loss) income from operations	(2,081)	(1,829)	(2,628)	(1,741)
Interest expense, net	691	695	1,289	1,327
Other income	(5)	(28)	(30)	(40)
Gain on sale of assets	—	8,572	—	8,564
Share of (loss) from joint venture	(104)	—	(341)	—
(Recovery of) provision for income taxes	(589)	1,751	(802)	1,401
Net (loss) income	(2,282)	4,325	(3,426)	4,135
EBITDA (2)	(1,316)	1,264	496	4,015
(Loss) earnings per share – basic	($0.05)	$0.11	($0.08)	$0.11
(Loss) earnings per share –diluted	($0.05)	$0.11	($0.08)	$0.10

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s annual consolidated financial statements for the three and six months ended June 30, 2018.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Second Quarter 2018 Operational Discussion:

(in thousands of U.S. Dollars unless otherwise indicated)

Sales

Sales for the three months ended June 30, 2018 decreased by ($3,491), or (8%), to $42,039 from $45,530 for the three months ended June 30, 2017. The decrease in sales is primarily due to a decrease in production from the Company’s facilities of (13%), of which (8%) is due to the contribution of the Delta 3 greenhouse to Pure Sunfarms. The Company’s Texas facilities produced (8%) less tomatoes, partially offset by and an increase from the remaining two Delta facilities for the three months ended June 30, 2018 versus the same period in 2017.

The average selling price for tomatoes increased 1% for the three months ended June 30, 2018 versus the three months ended June 30, 2017. Cucumber pricing decreased by (6%) and pepper pricing increased by 4% in the second quarter of 2018 versus the comparable quarter in 2017.

Cost of Sales

Cost of sales for the three months ended June 30, 2018 decreased by ($1,655), or (4%), to $41,150 from $42,805 for the three months ended June 30, 2017; primarily due a decrease from the Delta 3 facility ($1,524) and a decrease of ($970) in contract sales cost, due to decreased cucumber volumes, partially offset by an increase in freight expense of $571 and labor costs at the Company’s facilities due to a shortage of labor at the Company’s Texas facilities due to increase economic activity in the Permian Basin and another increase in the B.C. minimum wage in 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2018 increased by $263, or 8%, to $3,688 from $3,425 for the three months ended June 30, 2017. The increase is due to public company costs such as investor relations, legal and listing fees.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended June 30, 2018 increased by $1,557 to a gain of $856 from a loss of ($701) for the three months ended June 30, 2017. The increase in the change in value is primarily due to a higher average selling price of the biological asset in July 2018 versus the same period in 2017. The fair value of the biological asset as at June 30, 2018 was $6,920 as compared to $6,756 as at June 30, 2017 due to higher selling prices in July 2018 versus July 2017.

Share of (Loss) from Joint Venture

The Company’s share of the loss from its joint venture for the three months ended June 30, 2018 was ($104), which consists of salaries and other administrative costs, offset by the Company’s share of the JV’s biological asset of $161, as the joint venture had buds on the plant and dried bud in inventory on June 30, 2018. The value of the biological asset is the effective gross margin (revenues in excess of costs of goods) for the buds that existed on plant and in inventory on June 30, 2018.

Gain on Sale of Assets

No gains were recognized in 2018. The Company recognized for the three month period ended June 30, 2017 a gain of $8,572 on the contribution of the one of the Company’s Delta greenhouse facilities and land to Pure Sunfarms Corp. in exchange for a 50% equity stake in the corporation.

(Recovery of) Provision for Income Taxes

Income tax recovery for the three month period ended June 30, 2018 was ($589) compared to an income tax provision of $1,751 for the three month period ended June 30, 2017. The change is primarily due to a gain of $8,572 recognized on the contribution of one of the Company’s Delta greenhouse facilities in exchange for its 50% equity interest in Pure Sunfarms 2017.

Net (Loss) Income

Net loss for the three months ended June 30, 2018 was ($2,282) compared to net income of $4,325 for the three months ended June 30, 2017 primarily as a result of the gain recognized in the second quarter of 2017 on the contribution of the Delta 3 facility of $8,572, offset by the gain on the change in biological asset an increase in recovery of income taxes during the second quarter of 2018.

EBITDA

EBITDA for the three months ended June 30, 2018 decreased by ($2,580), to ($1,316) from $1,264 for the three months ended June 30, 2017, primarily as a result of a decrease in sales caused by production shortfalls in Texas, share of loss from Pure Sunfarms and an increase in sales and administrative costs. See the EBITDA calculation in “Non-IFRS Measures - Reconciliation of Net Income to EBITDA”.

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, share of loss from joint venture, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income (loss) to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Net (loss) income	($2,282)	$4,325	($3,426)	$4,135
Add:
Amortization	1,722	1,949	3,523	3,900
Foreign currency exchange loss (gain)	21	(13)	14	1
Interest expense	691	695	1,289	1,327
Income taxes (recovery)	(589)	1,751	(802)	1,401
Stock based compensation	138	428	256	469
Change in biological asset	(856)	701	(197)	1,346
Change in biological asset in JV	(161)	—	(161)	—
Gain on disposal of assets	—	(8,572)	—	(8,564)

EBITDA	($1,316)	$1,264	496	4,015

Conference Call

Village Farms’ management team will host a conference call tomorrow, Wednesday, August 15, 2018, at 11:00 a.m. ET (8:00 a.m. PT) to discuss its second quarter 2018 financial results and provide an update on Pure Sunfarms. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2ALoIA0.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 4590879 followed by the pound key. The telephone replay will be available until                     Wednesday, August 22, 2018 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario and Mexico.

Cautionary Language

Certain statements contained in this press release form constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, that recreational cannabis consumption will be approved by the Canadian government during 2018 and that the Canadian capital markets will provide the Company with access to equity and/or debt on reasonable terms when required.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$12,933	$7,091
Trade receivables	14,470	11,259
Other receivables	1,879	1,982
Inventories	18,567	17,309
Income taxes receivable	246	246
Prepaid expenses and deposits	1,031	564
Biological asset	6,920	4,405

Total current assets	56,046	42,856

Non-current assets
Property, plant and equipment	79,516	81,754
Investment in joint venture	15,386	15,727
Other assets	1,996	2,004

Total assets	$152,944	$142,341

LIABILITIES
Current liabilities
Trade payables	$10,780	$12,952
Accrued liabilities	6,656	3,793
Line of credit	7,000	—
Current maturities of long-term debt	3,440	2,620
Current maturities of capital lease obligations	57	72

Total current liabilities	27,933	19,437

Non-current liabilities
Long-term debt	34,203	35,760
Long-term maturities of capital lease obligations	160	179
Deferred tax liability	4,006	4,825
Deferred compensation	1,100	1,097

Total liabilities	67,402	61,298

SHAREHOLDERS’ EQUITY
Share capital	44,133	36,115
Contributed surplus	1,982	1,726
Revaluation surplus	4,321	4,321
Accumulated other comprehensive loss	(480)	(391)
Retained earnings	35,586	39,272

Total shareholders’ equity	85,542	81,043

Total liabilities and shareholders’ equity	$152,944	$142,341

Village Farms International, Inc.

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive Income

For the Three and Six Months Ended June 30, 2018 and 2017

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Sales	$42,039	$45,530	$71,529	$76,807
Cost of sales	(41,150)	(42,805)	(67,053)	(70,125)
Change in biological asset	856	(701)	197	(1,346)
Selling, general and administrative expenses	(3,688)	(3,425)	(7,045)	(6,608)
Stock compensation expense	(138)	(428)	(256)	(469)

Loss from operations	(2,081)	(1,829)	(2,628)	(1,741)
Interest expense	691	695	1,289	1,327
Foreign exchange loss (gain)	21	(13)	14	1
Other income	(26)	(15)	(44)	(41)
Share of loss from joint venture	104	—	341	—
Gain on sale of assets	—	(8,572)	—	(8,564)

(Loss) income before income taxes	(2,871)	6,076	(4,228)	5,536
(Recovery of) provision for income taxes	(589)	1,751	(802)	1,401

Net (loss) income	$(2,282)	$4,325	$(3,426)	$4,135

Basic (loss) income per share	$(0.05)	$0.11	$(0.08)	$0.11

Diluted (loss) income per share	$(0.05)	$0.11	$(0.08)	$0.10

Other comprehensive (loss) income:
Foreign currency translation adjustment	(34)	60	(89)	73

Comprehensive (loss) income	$(2,316)	$4,385	$(3,515)	$4,208

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Three and Six Months Ended June 30, 2018 and 2017

(In thousands of United States dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2017	2016
Cash flows used in operating activities:
Net loss	$(2,282)	$4,325	$(3,426)	$4,135
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,722	1,949	3,523	3,900
Amortization of deferred charges	—	18	—	36
Loss on sale of assets	—	(8,572)	—	(8,564)
Share of loss from joint venture	104	—	341	—
Interest paid	691	670	1,289	1,280
Share-based compensation	138	428	256	469
Deferred income taxes	(604)	1,751	(819)	1,401
Change in biological asset	(856)	701	(197)	1,346
Changes in non-cash working capital items	932	1,269	(6,458)	(6,077)

Net cash used in operating activities	(155)	2,539	(5,491)	(2,074)

Cash flows used in investing activities:
Purchases of property, plant and equipment	(1,092)	(562)	(1,440)	(993)

Net cash used in investing activities	(1,092)	(562)	(1,440)	(993)

Cash flows provided by financing activities:
Proceeds from borrowings	4,000	1,000	7,000	6,000
Repayments on borrowings	(840)	(818)	(917)	(1,656)
Interest paid on long-term debt	(691)	(670)	(1,289)	(1,280)
Proceeds from issuance of common stock pursuant to private placement, net	7,755	—	7,755	—
Proceeds from exercise of stock options	94	26	263	26
Payments on capital lease obligations	(17)	(9)	(34)	(22)

Net cash provided by financing activities	10,301	(471)	12,778	3,068

Effect of exchange rate changes on cash and cash equivalents	10	3	(5)	4

Net decrease in cash and cash equivalents	9,064	1,509	5,842	5
Cash and cash equivalents, beginning of year	3,869	3,869	7,091	5,373

Cash and cash equivalents, end of year	$12,933	$5,378	$12,933	$5,378

Supplemental cash flow information:
Income taxes paid	$—	$286	$—	$1,148

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$—	$126	$—	$126

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/14/c8635.html

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For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 18:28e 14-AUG-18